

October 2, 2006

Via US Mail and Facsimile

Mr. James S. Cardwell
Sibling Entertainment Group, Inc.
511 West 25th Street, Suite 503
New York, NY 10001

Re: **Sibling Entertainment Group, Inc.**
       Form 10-KSB for the Year Ended June 30, 2005
       Commission File Number: 333-60958

Dear Mr. Cardwell:

　　　　We have reviewed your September 21, 2006 response letter and have the following comments. Where expanded or revised disclosure is requested, you may comply with these comments in future filings unless an amendment has been requested, in which case all requested changes should be made in such amendment as well as in future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. We also ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. We look forward to working with you in these respects and welcome any questions you may have about any aspects of our review.

　　　　　　　　　　* * * * * * * * * * *

Form l0-KSB for the Year Ended June 30, 2005

Note 5 – Investment in Related Company Stock page F-12

1. We have reviewed your response dated September 21, 2006. Based upon your representations, the proposed writedown of your investment appears to be appropriate. We will not object to such an adjustment.

General

2. Please file an amended Form 10-KSB for the year ended June 30, 2005 as discussed in your responses to our previous comment letters. This amendment should include an explanatory note detailing the reasons for such restatement. You might consider presenting the changes in each account in tabular form, with previous balance, the effect of each adjustment footnoted with explanation, and final, amended balance, for clarity.

3. Please note that you will need to file a Form 8-K pursuant to Item 4.02 of Form 8-K, *Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review*, within four days of determining your statements cannot be relied upon.

                              * * * * * * * * * * *

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. If an amendment is required, you may wish to provide us with marked copies of the amendment to expedite our review. Please ensure your response letter keys your responses to our comments and provides any requested supplemental information as this greatly facilitates our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

 · the company is responsible for the adequacy and accuracy of the disclosure in the filing;

 · staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

 · the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief